BB 3/5

12012329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 28 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
67762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oracle Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1985 E. River Road, Ste 111
(No. and Street)

Tucson, (City) AZ (State) 85718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Young (520) 618-1933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Ninth Floor, Phoenix, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/14

OATH OR AFFIRMATION

I, Jon R. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oracle Capital Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH MESSER
Notary Public—Arizona
Pima County
Expires on 05/14/2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORACLE CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

Oracle Capital LLC

ORACLE CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

ORACLE CAPITAL SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2011

TABLE OF CONTENTS

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

Independent Auditors' Report

To the Members of
Oracle Capital Securities, LLC

We have audited the accompanying statement of financial condition of Oracle Capital Securities, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oracle Capital Securities, LLC, as of December 31, 2011, and the results of its operations, changes in its members' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 23, 2012

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Cash and cash equivalents	$	78,918
Accounts receivable, net of allowance		30,993
Non-marketable equity securities		7,193
Property and equipment, net of depreciation		5,535
Other assets		3,902
Total Assets	$	**126,541**
Liabilities & Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	34,357
Total Liabilities		34,357
Members' equity		92,184
Total Liabilities & Members' Equity	$	**126,541**

The Accompanying Notes are an Integral Part of the Financial Statements

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Investment advisory services	$ 364,228
Total revenues	364,228
Expenses	
Employee compensation and benefits	337,213
Management fees, related party	409,500
Occupancy	55,898
Regulatory fees	9,260
General & administrative	334,755
Total expenses	1,146,626
Net Loss	$ (782,398)

The Accompanying Notes are an Integral Part of the Financial Statements

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Members' equity, beginning of year	$	61,830
Contributions		812,752
Net loss		(782,398)
Members' equity, end of year	$	**92,184**

The Accompanying Notes are an Integral Part of the Financial Statements

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net loss	$	(782,398)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		1,985
Noncash general and administrative expenses and management fees paid by member		812,752
Allowance for doubtful accounts		101,200
Changes in assets and liabilities:		
Accounts receivable		(132,193)
Non-marketable equity securities		(7,193)
Other assets		972
Accounts payable and accrued expenses		34,328
Net cash provided by operating activities:		29,453
Cash flows from investing activities:		
Purchases of property and equipment		(4,236)
Net cash used in investing activities:		(4,236)
Net increase in cash and cash equivalents for the period		25,217
Cash and cash equivalents, beginning of period		53,701
Cash and cash equivalents, end of period	$	78,918

The Accompanying Notes are an Integral Part of the Financial Statements

ORACLE CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Organization

Oracle Capital Securities, LLC (the "Company" or "we") was organized on December 27, 2006 under the laws of the State of Arizona. On May 20, 2008 we commenced operations as a broker-dealer in securities.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in the States of Arizona, California, Colorado, Illinois, New York, Delaware and Texas and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company advises and consults with institutional investors and commercial entities concerning mergers and acquisitions and the distribution of debt and equity securities of corporations and other entities through the private placement of securities on a best efforts basis to accredited investors and institutions.

The Company neither trades nor holds cash or securities on behalf of clients. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(i) of this rule.

NOTE 2 – Summary of significant accounting policies

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements. The significant accounting policies adopted by the Company are as follows:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers cash held at banks and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The Company maintains its cash in bank deposit accounts, which are insured by the Federal Deposit Insurance Corporation. At December 31, 2011 the Company did not have any uninsured cash.

NOTE 2 – Summary of significant accounting policies - continued

Accounts receivable

The Company provides for potentially uncollectible accounts receivable by use of the allowance method. The allowance is provided based upon a review of the individual accounts outstanding, and the Company's prior history of uncollectible accounts receivable. As of December 31, 2011, a provision for uncollectible trade accounts receivable has been established in the amount of $101,200. The Company does not accrue interest charges or fees on delinquent accounts receivable. The accounts are generally unsecured.

Fair value

The estimated fair value for financial instruments are determined at discrete points in time based on relevant market information. The Accounting Standards Codification ("ASC") prioritizes inputs used in measuring fair value into a hierarchy of three levels: Level 1 – unadjusted quoted prices for identical assets or liabilities traded in active markets, Level 2 – observable inputs other than quoted prices included in Level 1 such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and Level 3 – unobservable inputs in which little or no market activity exists that are significant to the fair value of the assets or liabilities, therefore requiring an entity to develop its own assumptions that market participants would use in pricing. The Company measures and discloses its investments in Non-Marketable Equity Securities on a recurring basis, in accordance with the ASC. These estimates involve uncertainties and cannot be determined with precision. The carrying amounts of Accounts Receivable, Accounts Payable, and Accrued Liabilities, approximate fair value given their short-term nature.

Property and equipment

Property and equipment is stated at cost. The Company capitalizes all purchased equipment with a value in excess of $500, and with a useful life of more than one year. Depreciation is calculated using the straight line method over the estimated useful lives of the assets. Property and equipment is reviewed periodically for impairment. The estimated useful life of assets is 5 years. Depreciation expense for the year ended December 31, 2011 was $1,985.

Revenues recognition on commissions and advisory services

The Company recognizes revenue for investment banking and merger and acquisition transactions at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured. For specific service related agreements the Company recognizes revenue either once the services are rendered, on very short term contracts, or ratably over the term of the service agreement, whichever applies. Commissions, if any, are recorded on a trade-date basis as securities transactions occur.

NOTE 2 – Summary of significant accounting policies - continued

Income taxes

The Company is treated as a partnership for income tax purposes. As such, the Company's members are subject to income tax on the net income from the business operations. The Company does not provide for any provision for income tax expense or deferred income tax assets or liabilities in the accompanying financial statements for federal income tax purposes. The Company reports income tax expense related to state tax liabilities when they are incurred.

NOTE 3 – Non-marketable equity securities

Non-marketable equity securities consist of 20,074 warrants to purchase shares of common stock of Pacific Integrated Energy, Inc. at an exercise price of $4.98 per share. The warrant agreement vests immediately with a three year exercise period from the date of grant, which was April 12, 2011. None of these warrants have been exercised as of December 31, 2011. They have approximately 2.3 years remaining in which to exercise.

The fair value measurement of the warrants is based upon unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset and thus represents a Level 3 fair value measurement. To estimate the fair value of the warrants, the Company used the Black-Scholes valuation model. The significant inputs for the valuation model include the following:

Annual dividend yield	0%
Expected volatility	150.28%
Expected term	2.67 years
Risk-free interest rate	0.31%
Exercise price	$4.48
Stock price at date of grant	$0.68

This resulted in a valuation of $0.36 per warrant.

NOTE 4 – Property and equipment

Computer equipment	$	10,392
Less: accumulated depreciation		(4,857)
Property and equipment, net	$	5,535

NOTE 5 – Related party transactions

The Company has a cost sharing agreement in place with one if its members, Oracle Capital, LLC. The cost sharing agreement was effective on September 14, 2007 and is automatically renewed annually thereafter. Pursuant to the cost sharing agreement Oracle Capital, LLC provides all management and back office services and charges a monthly management fee to the Company as well as actual expense reimbursements for costs paid by Oracle Capital, LLC on the Company's behalf. During the year ended December 31, 2011 the Company incurred $409,500 of management fee expense related to the cost sharing agreement. At December 31, 2011 there were no amounts owed to or from Oracle Capital, LLC.

NOTE 6 – Supplemental disclosures with respect to cash flows

The Company paid no interest expense, no federal income tax and paid $5,800 in state income tax during the year ended December 31, 2011. In addition, the Company recorded non-cash member contributions in the amount of $812,752, which represented payments of general and administrative expenses made directly by members. The Company also had an investment in non-marketable equity securities that represented warrants received for services rendered, that were valued at $7,193.

NOTE 7 – Commitments

The Company previously entered into an agreement with Regulatory Compliance LLC for consulting services related to broker dealer compliance activities. The agreement calls for monthly payments of $1,750 through November 2011 and was renewed for another year through November 2012. The Company recorded $21,778 of consulting expense related to this agreement for the year ended December 31, 2011. Future minimum payments for the year ended December 31, 2012 pursuant to this agreement are $19,250.

The Company entered into a non-cancellable operating lease for office space in San Diego, CA. The lease calls for monthly payments of rent of $4,439 from January 2011 to September 2011, $4,590 through September 2012 and $4,753 through January 2013. The Company recognized $53,721 in rent expense during the twelve months ended December 31, 2011 pursuant to this lease. Future minimum lease payments pursuant to this lease total $55,565 payable during the twelve months ended December 31, 2012 and $4,753 payable during the twelve months ended December 31, 2013.

NOTE 8 – Concentrations

The Company is dependent on its managing member, Oracle Capital, LLC, for new capital in the event the Company's minimum net capital requirement is not supported through operating income.

NOTE 9 – Net capital requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company has net capital of $44,561 which was, $39,561 in excess of the amount required to be maintained at that date.

NOTE 10 – Subsequent events

The Company has evaluated subsequent events through February 23, 2012, which is the date the financial statements were available to be issued, no material events have occurred since the balance sheet date of December 31, 2011.

ORACLE CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Members' equity	$	92,184
Deductions and/or charges:		
Accounts receivable		30,993
Non-marketable equity securities		7,193
Property and equipment		5,535
Other assets		3,902
		47,623
Net Capital	$	44,561
Computation of net capital requirements:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	39,561

The amounts reported on this schedule agree to the corresponding schedule included in the Company's unaudited FOCUS filing, Part IIA as of December 31, 2011.

This information is an integral part of the accompanying financial statements

ORACLE CAPITAL SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

The Company's transactions consist exclusively of acting as a placement agent for private placement transactions and financial advisor for merger and acquisition transactions. The Company does not trade any type of securities and has no clearing agreements. The Company therefore meets the requirements of paragraph (k)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

Independent Auditors' Supplementary Report on Internal Control

To The Members of
Oracle Capital Securities, LLC
Phoenix, Arizona

In planning and performing our audit of the financial statements of Oracle Capital Securities, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of the differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to it in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a

misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 23, 2012